Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Schrödinger, Inc.

We consent to the use of our report incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in the method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

/s/ KPMG LLP

Portland, Oregon August 12, 2020